UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                              Hypercom Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    44913M105
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                                 (CUSIP Number)


                               Mr. Robert L. Rosen
                            RLR Capital Partners, LP
                        152 West 57th Street, 21st Floor
                               New York, NY 10019
                                 (212) 903-2700


                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2007
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      44913M105              SCHEDULE 13D         PAGE 2 OF 9 PAGES
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-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            RLR Capital Partners, LP
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
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    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      2,709,745
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  2,709,745
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,709,745
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       44913M105             SCHEDULE 13D/A       PAGE 3 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert L. Rosen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      2,709,745
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                 2,709,745
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,709,745
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP NO.      44913M105              SCHEDULE 13D         PAGE 4 OF 9 PAGES
------------------------                             ------------------------

ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the "Shares"), of Hypercom Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2851 West Kathleen Road, Phoenix, Arizona 85053.

ITEM 2.           IDENTITY AND BACKGROUND

        (a) The person filing this statement is RLR Capital Partners, LP, a New York limited partnership ("RLR"). RLR's principal business is to serve as the investment manager of funds and/or accounts, including RLR Focus Master Fund, LP, a limited partnership formed under the laws of the Cayman Islands (the "Fund") and the holder of the Shares set forth in this Schedule 13D.

        RLR Capital Partners GP, LLC, a New York limited liability company ("Manager"), is the sole general partner of RLR, and serving in such capacity is its principal business.

        Mr. Robert L. Rosen (together with Manager, RLR and the Fund, the "Reporting Persons") is the managing member of the Manager, and serving in such capacity is his present principal occupation or employment.

        The Reporting Persons have their principal business and office addresses at 152 West 57th Street, 21st Floor New York, New York 10019.

        (d) None of the Reporting Persons has ever been convicted in any criminal proceeding.

        (e) None of the Reporting Persons has ever been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Mr. Rosen is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the funds used to purchase the Shares described in this Schedule 13D came from the working capital of the Fund. A total of approximately $15 million was paid to acquire such Shares.


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CUSIP NO.      44913M105              SCHEDULE 13D         PAGE 5 OF 9 PAGES
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ITEM 4.           PURPOSE OF TRANSACTION


The Fund originally acquired Shares for investment in the ordinary course of business because the Reporting Persons believed that the Shares, when purchased, were substantially undervalued and represented an attractive investment opportunity. The Reporting Persons have communicated with management of the Issuer, and expect to continue to do so, regarding the Company's business and prospects. On March 16, 2007, the Reporting Persons sent a letter to the Issuer urging the Issuer to repurchase up to 18 million of its outstanding Shares, curtail acquisition plans until improvements are seen in the Issuer's core business and, if operational improvements fail to show progress in 2007, commence a review of strategic alternatives, including a possible sale of the Issuer. A copy of the letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Fund's investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Fund's investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Fund, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons beneficially own 2,709,745 Shares, constituting approximately 5.1% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 53,094,896 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2006 as reported in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 9, 2006.

     (b) RLR and Mr. Rosen share power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of March 15, 2007, the Reporting Persons may be deemed to beneficially own 2,709,745 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date.

     (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected in open market transactions.

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CUSIP NO.      44913M105              SCHEDULE 13D         PAGE 6 OF 9 PAGES
------------------------                             ------------------------

RLR Focus Master Fund, LP

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
01/16/2007                25,000                   6.16
01/17/2007                   100                   6.10
01/18/2007                30,000                   6.05
01/18/2007                 3,400                   6.02
01/19/2007                10,000                   6.01
01/19/2007                15,000                   6.00
01/24/2007                10,700                   6.00
01/25/2007                 6,600                   5.88
01/25/2007                40,000                   5.97
01/25/2007                25,000                   5.93
01/26/2007                30,000                   5.90
01/26/2007                10,000                   5.90
01/29/2007                15,000                   6.04
01/29/2007                15,000                   6.00
01/30/2007                25,000                   6.00
01/31/2007                20,000                   6.07
02/01/2007                 4,000                   6.03
02/02/2007                20,000                   6.03
02/05/2007                20,000                   5.96
02/06/2007                25,000                   5.90
02/07/2007                25,000                   6.03
02/08/2007                12,300                   6.05
02/09/2007                25,000                   6.02
02/12/2007                20,000                   5.96
02/13/2007                20,000                   5.95
02/14/2007                20,000                   6.07
02/15/2007                 1,300                   6.01
02/15/2007                20,000                   6.03
02/16/2007                20,000                   6.00
02/21/2007                   700                   5.96
02/28/2007                 1,500                   5.57
03/01/2007                 4,200                   5.57
03/02/2007                40,000                   5.48
03/02/2007                 3,600                   5.45
03/05/2007                50,000                   5.47
03/06/2007                 2,000                   5.40
03/06/2007                60,000                   5.45
03/06/2007                20,000                   5.48
03/07/2007               200,000                   4.92
03/07/2007                51,600                   4.94
03/08/2007                 5,000                   4.80
03/08/2007                50,000                   4.79
03/09/2007               250,000                   4.77

------------------------                             ------------------------
CUSIP NO.      44913M105              SCHEDULE 13D         PAGE 7 OF 9 PAGES
------------------------                             ------------------------

03/12/2007                16,000                   4.99
03/12/2007               287,300                   5.00
03/13/2007                51,445                   5.09
03/13/2007               475,000                   5.08
03/14/2007                15,000                   4.99
03/15/2007                60,000                   5.09

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

1. Letter from the Reporting Persons to the Issuer, dated March 16, 2007

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CUSIP NO.      44913M105              SCHEDULE 13D         PAGE 8 OF 9 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2007


                                         /s/ Robert L. Rosen
                                         ------------------------------
                                         Robert L. Rosen, in his capacity
                                         as the managing member of RLR
                                         Capital Partners GP, LLC, the
                                         sole general partner of RLR
                                         Capital Partners, LP

                                         /s/ Robert L. Rosen
                                         ------------------------------
                                         Robert L. Rosen

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CUSIP NO.      44913M105              SCHEDULE 13D         PAGE 9 OF 9 PAGES
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                                  EXHIBIT INDEX

1. Letter from the Reporting Persons to the Issuer, dated March 16, 2007